SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

FREE TRANSLATION

MASISA S.A.
Listed Corporation
Securities Registry Inscription No. 132

Valdivia, April 9th, 2003

Mr./Ms.
Shareholder of Masisa S.A.
Present

Dear sir/madam,

We hereby inform you that the Board of Directors of Masisa S.A. resolved to call for the company's Annual Shareholders Meeting to be held on April 24h, 2003, at 12:00 PM in the facilities of the company located at Jose Manuel Balmaceda N° 8050, Valdivia, Chile.

The Shareholders Meeting shall decide upon the following matters:

1.	Annual Report, Financial Statements and External Auditors Report corresponding to fiscal year 2002.
2.	Renewal and appointment of Board members.
3.	Determination of the remuneration of the Board of Directors and remuneration and budget of the Directors' Committee.
4.	Appointment of External Auditors and Rating Agencies for fiscal year 2003.
5.	Distribution of the profits made during fiscal year 2002, explanation of the dividend policy and of the security measures and proceeding for the payment thereof.
6.	Information regarding the Board resolutions referred to in Article 44 of Law N° 18.046, Corporations Act.
7.	Other matters that are not of the competence of the Extraordinary Shareholders Meetings.

ATTENDANCE TO THE MEETING

Shareholders who are registered in the Shareholders Registry at least 5 business days before April 24, 2003, i.e., on April 16th, 2003, shall be entitled to attend to the Meeting. If required, qualification of the powers-of-attorney shall take place at the same date and place set for the Meeting, at the time it shall begin.

We attach hereto a form of the power-of-attorney for those shareholders that desire to attend to the Meeting through representatives.

CONSOLIDATED FINANCIAL STATEMENTS

They were published in El Diario Austral de Valdivia on April 9th , 2003.

REMITTANCE OF ANNUAL REPORT

Pursuant to Circular No. 1,108 of the Chilean Superintendencia de Valores y Seguros, the company submitted the Annual Report corresponding to the fiscal year ending on December 31st, 2002, to the 174 shareholders of the company who hold an investment greater than 120 UF (app. US$ 2,800).

Notwithstanding the foregoing, those shareholders who do not reach the above threshold may request a copy of the Annual Report in writing, which shall be submitted shortly. In addition, in the facilities of the company located at José Manuel Balmaceda N° 8050, Valdivia, as well as in the offices of Los Conquistadores 1700 Piso 12, Providencia, Santiago, Huerfanos 770 Piso 22, and Camino a Coronel KM 10, Concepción, there is a number of issues of the Annual Report and additional information for the review of the shareholders that desire to do so, within 9:00 AM and 2:00 PM.

Yours truly,

MASISA S.A.

Eduardo Vial Ruiz-Tagle
CEO

FREE TRANSLATION
POWER-OF-ATTORNEY FOR SHAREHOLDERS MEETING

NOTE: The place of execution, date and name of the attorney must be hand-written by the shareholder or its representative.

___________________,	________________________
Place of execution	day month year

I/We hereby empower

_______________________________________________________________________________
(name)	(middle name)	(last name)

with the faculty to delegate, to represent me/us, with the right to speak and vote, in Masisa S.A.'s Annual Shareholders Meeting to be held on April 24th, 2003, at 12:00 PM in the facilities of the company located at Jose Manuel Balmaceda 8050, Valdivia, Chile, or in the Meeting that may be held in its place if the former could not take place due to lack of quorum, defects in its summoning or if it was suspended.

The above individualized attorney, or the person in whom it may delegate, may exercise in the Meeting all the rights to which I/we are entitled to as shareholder pursuant to the Corporations Act, its Rules and the company's bylaws.

This power-of-attorney is granted for the total number of shares to which I/we hold title to according to the company's Shareholders Registry 5 business days before the date of the Meeting.

This power-of-attorney shall only be deemed as revoked by another power-of-attorney that I/we may grant on a date subsequent to the date hereof to a different attorney, and if two or more powers-of-attorney of the same date granted to different attorneys were presented, they shall not be considered to determine the voting quorum of the Meeting.

1.	Individual Shareholder
Name:	_____________________________________________
I.D. No.	_____________________________

2.	Corporate Shareholder
Name:	___________________________________________
Taxpayer No.	_________________________

 Name of representatives of shareholder:

Representative 1	Representative 2
Name:	________________________________	Name:	__________________________________
I.D. No.	___________________________	I.D. No.	___________________________

_____________________________________________________
Shareholder
Signature(s)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2003

Masisa S.A.

By:	/S/ Carlos Marín
Carlos Marín Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.